# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: VULCAN INFRASTRUCTURE AND POWER INC., CIK 0001844971
CUSIP: 39531G308
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1159 PITTSFORD-VICTOR ROAD, SUITE 240, PITTSFORD, New York (NY), 14534
Date of event which requires filing of this statement: 09/10/2026
Filed by CIK 0001881667
Persons authorized to receive notices and communications: George Ted Rogers, III, c/o Vulcan Infrastructure and Power Inc., 1159 Pittsford-Victor Road, Suite 240, Pittsford, New York (NY), 14534, 315-536-2359

## Reporting persons
- Rogers George Ted III (CIK 0001881667): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 3,017,216; shared voting power 0; sole dispositive power 3,017,216; shared dispositive power 0; aggregate amount beneficially owned 3,017,216 (8.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: VULCAN INFRASTRUCTURE AND POWER INC.
Address of issuer's principal executive offices: 1159 PITTSFORD-VICTOR ROAD, SUITE 240, PITTSFORD, New York (NY), 14534

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed on behalf of George Ted Rogers, III ("Mr. Rogers"), as an individual.
Residence or business address: The principal business address for Mr. Rogers is c/o Vulcan Infrastructure and Power Inc., 1159 Pittsford-Victor Road, Suite 240, Pittsford, New York 14534.
Present principal occupation or employment: Mr. Rogers is a private investor and a director of the Issuer.
Criminal convictions in the last five years: During the last five years, Mr. Rogers has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, Mr. Rogers has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Citizenship: Mr. Rogers is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On July 19, 2026, the Issuer entered into a subscription agreement (the "Subscription Agreement") with certain investors, including the Issuer's Chief Executive Officer, Chief Financial Officer and President and Mr. Rogers (the "Investors"), pursuant to which, among other things, the Issuer agreed to issue and sell to the Investors an aggregate of 7,818,706 shares of the Issuer's Class A common stock for an aggregate purchase price of $13,370,000. Under the Subscription Agreement, Mr. Rogers purchased 2,923,976 shares of the Issuer's Class A common stock at a purchase price of $1.71 per share, for an aggregate purchase price of approximately $5,000,000. The per share purchase price is equal to the closing price of the Issuer's Class A common stock on The Nasdaq Global Select Market on the last trading day immediately preceding the signing of the Subscription Agreement, or July 17, 2026. The transaction closed on September 10, 2026. Mr. Rogers purchased his shares using personal funds.

On September 9, 2026 (the "Grant Date"), Mr. Rogers was granted 60,000 restricted stock units as a one-time equity award in recognition of his contributions to the Issuer's strategic transformation pursuant to the Issuer's Fourth Amended and Restated 2021 Equity Incentive Plan. Each restricted stock unit represents a contingent right to receive one share of the Issuer's Class A common stock.The award will vest in its entirety sixty (60) days from the Grant Date.

On September 10, 2026, Mr. Rogers was granted 38,251 restricted stock units as an annual equity retainer for service on the Issuer's Board of Directors and its committees pursuant to the Issuer's Fourth Amended and Restated 2021 Equity Incentive Plan. Each restricted stock unit represents a contingent right to receive one share of Class A common stock and will vest in full on September 10, 2027, subject to the applicable terms and conditions.

On September 11, 2026, in accordance with the terms of the Issuer's certificate of incorporation, as amended to date, Mr. Rogers voluntarily converted all 16,000 shares of Class B common stock that he owned into 16,000 shares of Class A common stock on a one-for-one basis for no additional consideration. The aggregate purchase price of the 16,000 shares of Class B common stock acquired by Mr. Rogers in March 2021 was $1 million and were purchased using personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information reported in Item 3 of this Schedule 13D is incorporated by reference into this Item 4.

An aggregate of 2,939,976 shares of Class A common stock described in Item 3 of this Schedule 13D that were purchased by Mr. Rogers pursuant to the Subscription Agreement and the exercise of certain stock options by Mr. Rogers in March 2021 were acquired for investment purposes. All other securities reported herein were acquired as compensation for Mr.Rogers' service as a director of the Issuer. Mr. Rogers has been a director of the Issuer since September 13, 2021 and will continue to be involved in supervision of the Issuer in such role. Effective September 10, 2026, Mr. Rogers was appointed to the Issuer's Compensation Committee.

In such capacity, Mr. Rogers may, from time to time, discuss or make plans or proposals to the Issuer's management or other members of the Issuer's Board of Directors with respect to the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Except as described in this Item 4 or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein, Mr. Rogers has no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Depending on market conditions and other factors, Mr. Rogers may purchase additional shares of the Issuer's Class A common stock or may sell or otherwise dispose of all or portions of the shares of Class A common stock, if such sales and purchases would be consistent with Mr. Rogers' investment objectives. Mr. Rogers is also currently eligible to receive additional shares of Class A common stock under the terms of the equity incentive plan described in Item 6 or a successor plan thereto. The information provided in Item 6 with respect to the equity incentive plan is herein incorporated by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of shares of Class A common stock reported owned by Mr. Rogers is based upon 35,547,753 shares of Class A common stock outstanding on September 10, 2026, as disclosed in a Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission (the "SEC") on September 10, 2026 plus (i) the 60,000 shares of Class A common stock underlying grant of restricted stock units on September 9, 2026 and (ii) the 16,000 shares of Class A common stock issued upon Mr. Rogers' one-for-one conversion of shares of Class B common stock on September 11, 2026, each as described in Item 3 of this Schedule 13D.

The responses of Mr. Rogers to rows (7) through (13) of the cover page of this Schedule 13D are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of Mr. Rogers to rows (7) through (10) of the cover page of this Schedule 13D are incorporated herein by reference.
Transactions in the class effected during the past sixty days: The transactions in shares of the Class A common stock during the past sixty (60) days are set forth in Item 3 of this Schedule 13D and are incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Class A common stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Registration Rights

Pursuant to the terms of the Subscription Agreement, the Issuer must file a registration statement (the "Shelf Registration Statement") with the SEC to effect the registration and resale of, among other things, all of the shares of Class A common stock purchased by the Investors pursuant to the Subscription Agreement (the "Purchased Shares"). The Issuer must use its reasonable best efforts to cause the Shelf Registration Statement to be declared effective as soon as practicable after filing, but in no event later than the earlier of (A) sixty (60) days after filing (or ten (10) business days after the date on which Issuer is notified by the SEC that the Shelf Registration Statement will not be reviewed or is not subject to further review) and (B) January 8, 2027, subject to certain exceptions set forth in the Subscription Agreement. The Issuer is obligated to keep the Shelf Registration Statement continuously effective until the earlier of (A) such time as all Purchased Shares, among other things, have been sold and (B) such time as all such securities covered thereby may be sold without restriction under Rule 144.

Right of First Offer

Pursuant to the terms of the Subscription Agreement, Mr. Rogers has the right to purchase up to his pro rata share (based on his beneficial ownership of the then-outstanding Class A common stock on a fully diluted basis) of certain future equity issuances by the Issuer. This right applies from the closing date of the transactions contemplated by the Subscription Agreement until the earliest of (i) the third anniversary of such closing date, (ii) the date Mr. Rogers and his affiliates collectively beneficially own less than three percent (3.0%) of the shares of Class A common stock purchased by Mr. Rogers pursuant to the Subscription Agreement, and (iii) the consummation of a change of control of the Issuer. The right does not apply to certain issuances, including employee equity awards, acquisition consideration, at-the-market offerings and conversions of existing securities.

The foregoing descriptions of the registration rights and right of first offer provided under the Subscription Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the form of Subscription Agreement, a copy of which is filed hereto as Exhibit 99.1 and is incorporated herein by reference.

Equity Grants

On September 9, 2026, Mr. Rogers was granted 60,000 restricted stock units This award was granted pursuant to the Issuer's Fourth Amended and Restated 2021 Equity Incentive Plan. Each restricted stock unit represents a contingent right to receive one share of the Issuer's Class A common stock. The award will vest in its entirety sixty (60) days from the grant date.

On September 10, 2026, Mr. Rogers was granted 38,251 restricted stock units as an annual equity retainer for service on the Issuer's Board of Directors and its committees pursuant to the Issuer's Fourth Amended and Restated 2021 Equity Incentive Plan. Each restricted stock unit represents a contingent right to receive one share of Class A common stock and will vest in full on September 10, 2027, subject to the applicable terms and conditions.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 - Form of Subscription Agreement, dated as of July 19, 2026, between the purchasers identified on Exhibit A thereto and Greenidge Generation Holdings Inc., now known as Vulcan Infrastructure and Power Inc. (incorporated by reference to Exhibit 10.4 to the Issuer's Current Report on Form 8-K filed with the SEC on July 20, 2026).

99.2 - Fourth Amended and Restated 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.7 to the Issuer's Current Report on Form 8-K filed with the SEC on July 20, 2026).

## Signatures
- Rogers George Ted III: /s/ George Ted Rogers, III, George Ted Rogers, III (09/17/2026)